KW 3/11/14

[redacted]

14047046

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 18435

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Feltl and Company Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2100 LaSalle Plaza, 800 LaSalle Ave.
(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Schierman 612.492.8881
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wipfli LLP
(Name – *if individual, state last, first, middle name*)

8665 Hudson Blvd N., Ste 200 (Address) St. Paul (City) MN (State) 55042 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 28 2014
REGISTRATIONS BRANCH
13

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/20/14

OATH OR AFFIRMATION

I, Michael Schierman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Feltl and Company, Inc., as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Feltl and Company, Inc.

Minneapolis, Minnesota

Financial Statements and Additional Information

Years Ended December 31, 2013 and 2012

Feltl and Company, Inc.

Minneapolis, Minnesota

Financial Statements and Additional Information

Years Ended December 31, 2013 and 2012

Feltl and Company, Inc.

Financial Statements

Years Ended December 31, 2013 and 2012

Table of Contents

WIPFLi LLP

Independent Auditor's Report

Board of Directors
Feltl and Company, Inc.
Minneapolis, Minnesota

Report on the Financial Statements

We have audited the accompanying financial statements of Feltl and Company, Inc., which comprise the balance sheets as of December 31, 2013 and 2012, and the related statements of income, stockholders' equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Feltl and Company, Inc. as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States.

Report on Supplementary Information

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the schedule on page 18 is presented for the purpose of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the schedule on page 18 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information in the schedule on page 18 is fairly state in all material respects in relation to the financial statements as a whole.

Wipfli LLP

Wipfli LLP

February 26, 2014
St. Paul, Minnesota

Feltl and Company, Inc.

Balance Sheets

December 31, 2013 and 2012

Assets	2013	2012
Assets:		
Cash and cash equivalents	$ 4,359,643	$ 3,789,372
Broker loans receivable	3,850,483	3,475,167
Securities owned, at market	3,659,982	3,076,182
Receivables from brokers, dealers, and others	437,537	322,967
Fixed assets, net	487,082	584,589
Prepaid expenses and other assets	114,153	112,757
TOTAL ASSETS	$ 12,908,880	$ 11,361,034
Liabilities and Stockholders' Equity		
Liabilities:		
Accrued employee compensation and benefits	$ 579,692	$ 490,123
Amount due to clearing firm, secured by securities owned	233,246	73,270
Accounts payable	87,136	65,099
Securities sold, not yet purchased, at market	27,709	60,151
Accrued expenses and other liabilities	969,544	1,071,557
Total liabilities	1,897,327	1,760,200
Stockholders' equity:		
Common stock of $1.00 par value		
Authorized - 1,000 shares		
Issued and outstanding - 528 shares	528	528
Additional paid-in capital	2,363,177	2,363,177
Retained earnings	8,647,848	7,237,129
Total stockholders' equity	11,011,553	9,600,834
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 12,908,880	$ 11,361,034

See accompanying notes to financial statements.

Feltl and Company, Inc.

Statements of Income

Years Ended December 31, 2013 and 2012

		2013		2012
Revenue:				
Commissions	$	14,999,074	$	14,084,205
Investment banking fees		981,176		67,400
Firm trading profit		152,833		120,852
Interest		193,417		248,819
Corporate finance fees		1,803,343		51,919
Other income		1,696,108		1,146,525
Total gross revenues		19,825,951		15,719,720
Interest expense		4,113		4,290
Net revenues		19,821,838		15,715,430
Noninterest expenses:				
Employee compensation and benefits		14,535,397		12,744,466
Communication		970,823		936,626
Occupancy and depreciation		1,138,130		1,209,314
Legal and professional fees		198,969		135,672
Trade processing		568,264		553,794
Other expenses		999,536		613,553
Total noninterest expenses		18,411,119		16,193,425
Net income (loss)	$	1,410,719	$	(477,995)

See accompanying notes to financial statements.

Feltl and Company, Inc.

Statements of Stockholders' Equity

Years Ended December 31, 2013 and 2012

	Common Stock		Additional Paid-In	Retained	Total Stockholders'
	Shares	Amount	Capital	Earnings	Equity
Balances at January 1, 2012	528	$ 528	$ 2,363,177	$ 8,155,124	$ 10,518,829
Net loss	-	-	-	(477,995)	(477,995)
Distributions to stockholders	-	-	-	(440,000)	(440,000)
Balances at December 31, 2012	528	528	2,363,177	7,237,129	9,600,834
Net income	-	-	-	1,410,719	1,410,719
Balances at December 31, 2013	528	$ 528	$ 2,363,177	$ 8,647,848	$ 11,011,553

See accompanying notes to financial statements.

Feltl and Company, Inc.

Statements of Cash Flows

Years Ended December 31, 2013 and 2012

	2013	2012
Increase (decrease) in cash and cash equivalents:		
Cash flows from operating activities:		
Net income (loss)	$ 1,410,719	$ (477,995)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation	166,850	151,295
Write-off of uncollectible broker loans	101,113	-
Amortization of broker loans receivable	659,344	600,998
Changes in operating assets and liabilities:		
Securities owned, at market	(583,800)	3,619,555
Receivables from brokers, dealers, and others	(114,570)	127,303
Prepaid expenses and other assets	(1,396)	43,400
Accrued employee compensation and benefits	89,569	(75,389)
Accounts payable	22,037	(18,412)
Accrued expenses and other liabilities	25,521	(547,086)
Total adjustments	364,668	3,901,664
Net cash provided by operating activities	1,775,387	3,423,669
Cash flows from investing activities:		
Purchase of furniture and equipment	(69,343)	(62,652)
Issuance of broker loans	(1,135,773)	(3,077,293)
Net cash used in investing activities	(1,205,116)	(3,139,945)

Feltl and Company, Inc.

Statements of Cash Flows (Continued)

Years Ended December 31, 2013 and 2012

		2013		2012
Increase (decrease) in cash and cash equivalents: (continued)				
Cash flows used in financing activities - Distributions to stockholders	$	-	$	(440,000)
Net change in cash and cash equivalents		570,271		(156,276)
Cash and cash equivalents at beginning		3,789,372		3,945,648
Cash and cash equivalents at end	$	4,359,643	$	3,789,372

Supplemental cash flow information:

Cash paid during the year for:				
Interest	$	4,113	$	4,290

Note 1 Summary of Significant Accounting Policies

Principal Business Activity

Feltl and Company, Inc. (the "Company") is registered as a broker-dealer in securities with the Financial Industry Regulatory Authority (FINRA) and the Securities and Exchange Commission (SEC). The Company engages in the business of acting as a dealer, market maker, investment banker, and providing brokerage services with respect to equity and other securities. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from SEC Rule 15c3-3. All securities transactions are cleared through a clearing broker on a fully disclosed basis. The Company is required to maintain a minimum balance of $100,000 in cash and securities accounts with the clearing broker to collateralize certain transactions.

Use of Estimates in Preparation of Financial Statements

The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that directly affect the results of reported assets, liabilities, revenue, and expenses. Actual results may differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of demand deposits and certificates of deposit. The Company considers all highly liquid investments with original maturities of less than three months to be cash and cash equivalents.

Note 1 Summary of Significant Accounting Policies (Continued)

Securities Owned

Securities transactions and related revenues and expenses are recorded on a trade date basis. Securities owned are stated at market value with related changes in unrealized gains or losses reflected in the Company's trading profit. Securities owned include U.S. equity securities, certificates of deposit, and debt securities. Market value is generally based on listed market prices. If listed market prices are not available, fair value is determined based on other relevant factors, including broker or dealer price quotations.

All securities owned are pledged to the clearing broker on terms that permit the clearing broker to sell or repledge the securities to others subject to certain limitations.

Revenue Recognition

The Company recognizes commission revenues and related expenses on trade date. Revenues and related expenses from the sale of private placements and other corporate finance transactions are recognized on closing date. A portion of the Company's commission revenues has been allocated from firm trading profit in the form of sales credits allocated from the Company's traders to the Company's brokers.

The Company's Retail Registered Representatives ("RRRs") are independent contractors. As independent contractors, employment taxes and benefits are the responsibility of the RRRs. Generally, RRRs are paid 50% to 60% of their adjusted gross commissions, based upon their monthly gross commissions. Adjusted gross commissions represent gross commissions, less direct clearing costs, employee trades, and an amount for other heavily discounted trades.

Note 1 Summary of Significant Accounting Policies (Continued)

Revenue Recognition (Continued)

Commissions and fees for principal and agency trades, managed money, mutual funds, insurance products, fixed-income products, and mortgage-backed securities are included in commissions on the statements of income. Commissions for private placements are included in corporate finance fees, not gross commissions, and are paid at a lower rate plus an allocated amount for warrants, when available.

The Company's Institutional Registered Representatives are considered employees, receive a lower percentage of gross commissions than a RRR, and are reimbursed by the Company for their direct expenses.

Income Taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code and comparable state regulations. Under these provisions, the Company generally does not pay federal or state corporate income taxes on its taxable income. Instead, the stockholders report on their personal income tax returns their proportionate share of the Company's taxable income and tax credits. Retained earnings at December 31, 2013, includes approximately $8,158,000 of undistributed income, which has been taxed on the stockholders' personal income tax returns. The Company regularly assesses the outcome of uncertain tax positions, if any, and would accrue for any potential tax liabilities, if applicable.

Income tax returns for the years ended 2012, 2011, and 2010 have not been examined by the applicable federal and state tax authorities. The Company has not yet filed its income tax returns for the year ended December 31, 2013.

Fixed Assets

Depreciation on furniture and equipment is provided using the double declining balance method over the estimated useful lives of the assets, ranging from three years to seven years. Leasehold improvements are depreciated on a straight-line method over the term of the lease, or the estimated useful lives of the assets, whichever is shorter.

Note 1 Summary of Significant Accounting Policies (Continued)

Broker Loans Receivable

Included in brokers loans receivable are forgivable loans made to investment executives and other revenue-producing brokers, typically in connection with recruitment. Such forgivable loans are amortized as compensation expense over the life of the note, generally two to nine years, using the straight line method. Management assesses the likelihood of whether or not any loan would be repaid if a broker leaves the firm, and an allowance for the uncollectible portion is made if deemed necessary.

Subsequent Events

Subsequent events have been evaluated through February 26, 2014, which is the date the financial statements were available to be issued.

Note 2 Receivables from Brokers, Dealers, and Others

Included in the receivables from brokers, dealers, and others are unsettled inventory trades. The Company's principal source of short-term financing is provided by the clearing broker from which it can borrow on an uncommitted basis against its inventory positions, subject to collateral maintenance requirements.

The Company conducts business with brokers and dealers who are members of the major securities exchanges. The Company monitors the credit standing of such brokers and dealers and the market value of collateral and requests additional collateral as deemed appropriate.

Note 3 Financial Instruments With Off-Balance-Sheet Risk

In the ordinary course of business, the Company's securities activities involve execution, settlement, and financing of various securities transactions as principal and agent. These activities may expose the Company to credit and market risks in the event customers, other brokers and dealers, banks, depositories, or clearing organizations are unable to fulfill contractual obligations. Such risks may be increased by volatile trading markets. The Company clears all transactions for its customers on a fully disclosed basis with a clearing firm that carries all customer accounts and maintains related records. Nonetheless, the Company is liable to the clearing firm for the transactions of its customers. These activities may expose the Company to off-balance-sheet risk in the event that a counterparty is unable to fulfill its contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The Company maintains all of its securities owned at a clearing firm, and these securities owned collateralize amounts due to the clearing firm.

The Company has sold securities that it does not currently own and will, therefore, be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2013, at fair values of the related securities, and will incur a loss if the fair value of the securities increases subsequent to December 31, 2013.

Note 4 Concentration of Credit Risk

In the normal course of business, the Company maintains its cash in demand deposit and certificates of deposit accounts at various financial institutions. At times, balances in these accounts may exceed the Federal Deposit Insurance Corporation's insured limits of $250,000. At December 31, 2013 and 2012, the Company exceeded the insured limits by approximately $841,000 and $713,000, respectively.

Note 5 Fixed Assets

Fixed assets consist of the following:

	2013	2012
Leasehold improvements	$ 725,040	$ 725,040
Office equipment, furniture, and fixtures	370,343	363,554
Computer equipment and software	199,844	197,504
Total	1,295,227	1,286,098
Accumulated depreciation	(808,145)	(701,509)
Net fixed assets	$ 487,082	$ 584,589

Note 6 Leases

The Company leases office space and various items of equipment under noncancelable operating leases generally ranging from one to seven years with certain renewal options for like terms. The Company incurred total rent expense of $971,281 and $1,057,800 during 2013 and 2012, respectively, related to these leases.

Future minimum payments, by year and in the aggregate, under the noncancelable operating leases with initial or remaining terms in excess of one year consisted of the following at December 31, 2013:

	Operating Leases
2014	$ 681,945
2015	447,583
2016	434,708
2017	289,921
2018	204,081
Total minimum lease payments	$ 2,058,238

Note 7 Retirement Plan

The Company sponsors a 401(k) profit sharing plan covering substantially all employees. Employees are allowed to make voluntary contributions to the plan. The Company may make discretionary contributions to the plan at the discretion of the Board of Directors. Retirement plan expense charged to operations was $161,000 and $134,000 for 2013 and 2012, respectively.

Note 8 Regulatory Requirements

The Company is subject to the net capital requirements of FINRA and the Uniform Net Capital requirements of the SEC under Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. FINRA and the SEC requirements also provide that equity capital may not be withdrawn or cash dividends paid if aggregate indebtedness to net capital exceeds 10 to 1. At December 31, 2013, the Company had regulatory net capital of $6,567,332, which was $6,317,332 in excess of its required net capital of $250,000. The Company's aggregate indebtedness to net capital ratio was 0.26 to 1.0.

Note 9 Commitments and Contingencies

The Company may be involved from time to time in various claims and legal proceedings of a nature considered normal to its business dealings. While any proceeding or litigation has an element of uncertainty, management of the Company believes that as of December 31, 2013, except for the issues discussed in the next sentence, the outcome of any pending or threatened litigation will not have a material impact on the Company's financial condition or results of operations. Based on review of a regulator's requests for information, subsequent responses to the regulator, and discussions with the Company's legal counsel, management believes that although it cannot estimate a range of loss or fine related to two inquiries, they anticipate that the resolution of these issues will result in a loss that could be material to the Company's financial position and results of operations.

Note 9 Commitments and Contingencies (Continued)

The Company extends margin credit to its customers through its clearing broker. In the event of a customer no-pay or default margin account, the Company is responsible for covering the shortage. All shortages may be paid through liquidation of customer securities held. At December 31, 2013 and 2012, there were no customer margin credit lines that were in default.

The Company engages in underwriting activities and enters into firm commitments with certain customers for initial public offerings. Once an initial public offering starts trading on the open market, the Company is liable for funding all shares under the firm commitment. As of December 31, 2013 and 2012, there were no outstanding firm commitments with customers.

Note 10 Fair Value Measurements

Following is a description of the valuation methodology used for assets measured at fair value on a recurring or nonrecurring basis, as well as the classification of the assets within the fair value hierarchy.

Securities owned - Securities owned may be classified as Level 1, Level 2, or Level 3 measurements within the fair value hierarchy. Level 1 securities include equity securities traded on a national exchange. The fair value measurement of a Level 1 security is based on the quoted price of the security. Level 2 securities include U.S. government and agency securities, obligations of states and political subdivisions, corporate debt securities, certificates of deposit, and mortgage-related securities. The fair value measurement of a Level 2 security is obtained from an independent pricing service and is based on recent sales of similar securities and other observable market data. Level 3 securities include trust preferred securities that are not traded in a market. The fair value measurement of a Level 3 security is based on a discounted cash flow model that incorporates assumptions market participants would use to measure the fair value of the security.

Note 10 Fair Value Measurements (Continued)

Information regarding the fair value of assets measured at fair value on a recurring basis as of December 31 follows:

	Assets Measured at Fair Value	Recurring Fair Value Measurements Using: Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
2013				
Securities owned:				
Certificates of deposit	$ 2,499,798	$ -	$ 2,499,798	$ -
Equity securities	701,491	701,491	-	-
Debt securities	458,693	-	458,693	-
Total securities owned	$ 3,659,982	$ 701,491	$ 2,958,491	$ -
2012				
Securities owned:				
Certificates of deposit	$ 2,298,735	$ -	$ 2,298,735	$ -
Equity securities	280,466	280,466	-	-
Debt securities	496,981	-	496,981	-
Total securities owned	$ 3,076,182	$ 280,466	$ 2,795,716	$ -

Note 11 Related-Party Transactions

In 2013, the Company commenced earning a managment fee from a related party, Feltl Advisors, LLC. Fees are earned in exchange for providing office space and back office support. During 2013, the Company recognized $342,619 in management fees.

Additional Information

Feltl and Company, Inc.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2013

		2013
Net capital:		
Total stockholders' equity	$	11,011,553
Deductions and/or charges:		
Nonallowable assets:		
Broker loans receivable		3,850,483
Receivables from non-customers		17,918
Prepaid expenses and other assets		114,153
Portion of fixed assets, net		280,347
Total nonallowable assets		4,262,901
Net capital before haircuts on securities positions		6,748,652
Haircuts on securities		181,320
Net capital	$	6,567,332
Aggregate indebtedness:		
Items included in the balance sheet:		
Amount due clearing firm, secured by securities owned	$	233,246
Portion of accrued expenses and other liabilities		1,457,345
Total aggregate indebtedness	$	1,690,591
Computation of basic net capital requirement:		
Minimum net capital required, *greater of*:		
6.67% of aggregate indebtedness	$	112,707
Minimum dollar requirement		250,000
Net capital requirement	$	250,000
Excess net capital	$	6,317,332
Ratio: Aggregate indebtedness to net capital		0.26 to 1

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2013, Part IIA FOCUS filed in January 2014.

WIPFLi LLP

Independent Auditor's Report on Internal Controls

Board of Directors
Feltl and Company, Inc.
Minneapolis, Minnesota

In planning and performing our audit of the financial statements of Feltl and Company, Inc. (the "Company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the board of governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wipfli LLP

Wipfli LLP

February 26, 2014
St. Paul, Minnesota

WIPFLi

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Board of Directors
Feltl and Company, Inc.
Minneapolis, Minnesota

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Feltl and Company, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and other designated examining authorities, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, including evaluation of the Company's bank statement, noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and Company working papers, noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and Company working papers supporting the adjustments, noting no differences.
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Wipfli LLP

Wipfli LLP
February 26, 2014
St. Paul, Minnesota